ADMINISTRATIVE AGENT AGREEMENT

Between

WASHINGTON MUTUAL BANK
(Servicer)

and

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

(Administrative Agent)

Dated as of February 1, 2005

Residential First Lien Mortgage Loans

ADMINISTRATIVE AGENT AGREEMENT

(Washington Mutual Bank—Washington Mutual Mortgage Securities Corp.)

This Administrative Agent Agreement (the "Administrative Agent Agreement"), is made between Washington Mutual Bank, formerly known as Washington Mutual Bank, FA, in its capacity as servicer (the "Servicer"), and Washington Mutual Mortgage Securities Corp., and its successors and assigns, in its capacity as Administrative Agent (the "Administrative Agent"), effective as of the 1st day of February, 2005.

PRELIMINARY STATEMENT

WHEREAS, the Servicer services certain Mortgage Loans pursuant to one or more Pooling Agreements;

WHEREAS, the Servicer desires to retain the Administrative Agent to perform certain services with respect to the Mortgage Loans, and the Administrative Agent desires to be so retained;

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Servicer and the Administrative Agent agree as follows:

ARTICLE I
DEFINITIONS

Whenever used herein, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

1.1   Administrative Agent Fee: The fee payable by the Servicer to the Administrative Agent in consideration of the Administrative Agent performing the Services with respect to the Mortgage Loans.

1.2   Agreement: This Administrative Agent Agreement and all amendments hereof and supplements hereto.

1.3   Certificate Account: The certificate account (or other equivalent account) established and maintained with the applicable Trustee pursuant to each applicable Pooling Agreement.

1.4   Custodial Account for P&I: The custodial account for principal and interest established and maintained by the Servicer pursuant to each applicable Pooling Agreement.

1.5   Investment Account: The investment account (or investment accounts) established and maintained by the Servicer pursuant to the Pooling Agreements.

1.6   Loss Certification: A certification provided by the Servicer to the Administrative Agent detailing liquidation proceeds in the form attached as Exhibit C.

1.7   Mortgage Loan: A mortgage loan listed on the Mortgage Loan Schedule.

1.8   Mortgage Loan Schedule: A schedule, delivered by the Servicer to the Administrative Agent from time to time, of mortgage loans serviced by the Servicer pursuant to a Pooling Agreement and with respect to which mortgage loans the Administrative Agent is to perform its services pursuant to this Agreement.

1.9   Pooling Agreement: With respect to any Mortgage Loan, the applicable pooling and servicing agreement or other like document, pursuant to which the Servicer services such Mortgage Loan.

1.10   Securities: With respect to any Pooling Agreement, the certificates or other securities issued under such Pooling Agreement.

1.11   Services: The functions described under "Administrative Agent Requirements" in Exhibit A attached hereto.

With respect to each Mortgage Loan, any capitalized term used herein but not defined herein shall have the meaning ascribed thereto in the related Pooling Agreement.

ARTICLE II
SERVICES TO BE PERFORMED BY ADMINISTRATIVE AGENT

2.1   Covered Services.   The Administrative Agent agrees to perform the Services with respect to the Mortgage Loans. The Administrative Agent agrees to perform the Services with respect to each Mortgage Loan in accordance with all of the terms and conditions of the applicable Pooling Agreement. Subject only to applicable law, and the terms of this Agreement, the applicable Pooling Agreement, and the respective Mortgage Loans, the Administrative Agent shall have full power and authority, acting alone, to do or cause to be done any and all things in connection with the Services which it may deem necessary or desirable. The Administrative Agent shall have no obligation to perform any services other than the Services. The Servicer agrees to perform the functions described under "Servicer Requirements" in Exhibit A attached hereto.

2.2   Administrative Agent's Compensation.   The Administrative Agent shall be entitled to the Administrative Agent Fee, payable by the Servicer or retained by the Administrative Agent, as applicable, in the amount and in the manner set forth in Exhibit B attached hereto.

2.3   Annual Certificate as to Compliance. On or before March 15, 2006, and on or before March 15 of each year thereafter, the Administrative Agent shall provide to the Servicer a certificate of an officer of the Administrative Agent relating to the Administrative Agent's performance of its duties hereunder, which officer's certificate shall be in form and substance with respect to the Services substantially the same as required of the Servicer under the applicable Pooling Agreement.

2.4   Annual Independent Public Accountants' Servicing Report. The Administrative Agent shall engage a firm of independent public accountants (which may also render other services to the Administrative Agent and is a member of the American Institute of Certified Public Accountants) to prepare, and shall deliver to the Servicer on or before March 15, 2006, and on or before March 15 of each year thereafter, a report covering the Administrative Agent's activities hereunder, which report shall be in form and substance with respect to the Services substantially the same as required of the Servicer under the applicable Pooling Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of the Servicer.   The Servicer represents and warrants the following as of the date of this Agreement:

(a)   Qualification to do Business. The Servicer is qualified to do business in all jurisdictions in which a property securing a Mortgage Loan is located and where such qualification is required.

(b)   Authority and Capacity. The Servicer has all requisite corporate power, authority and capacity to enter into this Agreement and to perform the obligations required of it hereunder. This Agreement (assuming the due authorization and execution of this Agreement by the Administrative Agent) constitutes a valid and legally binding agreement of the Servicer enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws, and by equitable principles. No consent, approval, authorization or order of or registration or filing with, or notice to, any governmental authority or court is required under state or federal law prior to the execution, delivery and performance of or compliance by the Servicer with this Agreement or the consummation by the Servicer of any other transaction contemplated hereby.

(c)   No Conflict. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement nor compliance with its terms and conditions, shall conflict with or result in the breach of, or constitute a default under any of the terms, conditions or provisions of any Pooling Agreement or its charter or by-laws or any similar corporate documents of the Servicer or any mortgage, indenture, deed of trust, loan or credit agreement or other agreement or instrument to which the Servicer is now a party or by which it is bound.

(d)   Compliance with Laws. There is no action, suit, proceeding or investigation pending, or to the Servicer's knowledge threatened, against the Servicer before any court, administrative agency or other tribunal (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the consummation of any of the transactions contemplated hereby or (iii) which might materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, this Agreement.

(e)   Performance. The Servicer does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement.

3.2   Representations and Warranties of the Administrative Agent. The Administrative Agent represents and warrants the following as of the date of this Agreement:

(a)   Qualification to do Business. The Administrative Agent is qualified to do business in all jurisdictions in which a property securing a Mortgage Loan is located and where such qualification is required.

(b)   Authority and Capacity. The Administrative Agent has all requisite corporate power, authority and capacity to enter into this Agreement and to perform the obligations required of it hereunder. This Agreement (assuming the due authorization and execution of this Agreement by the Servicer) constitutes a valid and legally binding agreement of the Administrative Agent enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws, and by equitable principles. No consent, approval, authorization or order of or registration or filing with, or notice to, any governmental authority or court is required under state or federal law prior to the execution, delivery and performance of or compliance by the Administrative Agent with this Agreement or the consummation by the Administrative Agent of any other transaction contemplated hereby.

(c)   No Conflict. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement nor compliance with its terms and conditions, shall conflict with or result in the breach of, or constitute a default under any of the terms, conditions or provisions of its charter or by-laws or any similar corporate documents of the Administrative Agent or any mortgage, indenture, deed of trust, loan or credit agreement or other agreement or instrument to which the Administrative Agent is now a party or by which it is bound.

(d)   Compliance with Laws. There is no action, suit, proceeding or investigation pending, or to the Administrative Agent's knowledge threatened, against the Administrative Agent before any court, administrative agency or other tribunal (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the consummation of any of the transactions contemplated hereby or (iii) which might materially and adversely affect the performance by the Administrative Agent of its obligations under, or the validity or enforceability of, this Agreement.

(e)   Performance. The Administrative Agent does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement.

ARTICLE IV
TERM AND TERMINATION

4.1   Term. Except as provided in Section 4.2 of this Agreement, the duties and obligations of the Administrative Agent under this Agreement shall commence as of the date of execution and delivery hereof and shall continue in full force and effect until this Agreement is terminated by agreement of the parties hereto or such earlier date pursuant to Section 4.2.

4.2   Termination. The Servicer may terminate or replace the Administrative Agent at any time upon 60 days prior written notice; *provided, however,* that the Servicer shall have the right to terminate this Agreement immediately upon delivery of written notice if any act or omission by the Administrative Agent results in the occurrence of, or otherwise constitutes, an "Event of Default" under any Pooling Agreement. The Administrative Agent may terminate this agreement upon 120 days prior written notice to the Servicer.

ARTICLE V
MISCELLANEOUS

5.1   Notices. All notices, requests, demands, directions and other communications (collectively "notices") under the provisions of this Agreement shall be in writing (including telexed or facsimile communication) and shall be sent by first-class mail, first-class express mail, or by telex or facsimile with confirmation in writing mailed first-class mail, in all cases with charges prepaid. Any such properly given notice shall be effective when received. All notices shall be sent to the applicable party at the following office or in accordance with the last unrevoked written direction from such party to the other parties hereto: (a) in the case of the Servicer, 19850 Plummer Street, Chatsworth, California 91311, Fax No: (818) 775-2819, Attention: Vice President Investor Reporting, with a copy to: Washington Mutual Legal Department, 1201 Third Avenue, WMT 1706, Seattle, WA 98101, Fax No: (206) 377-6244, Attention: WaMu; and (b) in the case of the Administrative Agent, 75 North Fairway Drive, Vernon Hills, Illinois 60061, Attention: Master Servicing Department, with a copy to Washington Mutual Legal Department, 1201 Third Avenue, WMT 1706, Seattle, Washington 98101, Attention: WMMSC.

5.2   Successors and Assigns. This Agreement shall be binding on the parties hereto and their respective successors and assigns; *provided, however,* that the Administrative Agent may not assign any of its rights or delegate any of its duties hereunder without the prior written consent of the Servicer.

5.3   Severability. The provisions of this Agreement are intended to be severable. If any provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability of such provision in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

5.4   Incorporation of Exhibits. All Exhibits attached hereto shall be incorporated herein and shall be understood to be a part hereof as though included in the body of this Agreement.

5.5   Headings, Descriptive, etc. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement. All references to Sections are to Sections of this Agreement unless otherwise specified. The words "hereof," "herein," "hereto," and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

5.6   Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

5.7   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (including Section 5-1401 of the New York General Obligations Law) and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws without giving effect to conflict of laws principles other than Section 5-1401 of the New York General Obligations Law.

[signatures follow]

IN WITNESS WHEREOF, each of the undersigned parties has caused one of its duly authorized officers to execute this Administrative Agent Agreement in its corporate name, all as of the date first above written.

WASHINGTON MUTUAL BANK,
formerly known as WASHINGTON MUTUAL
  BANK, FA

By:_____

Name: John Berens

Title: Senior Vice President

**WASHINGTON MUTUAL MORTGAGE
  SECURITIES CORP.**

By:_____

Name: Thomas G. Lehmann

Title: President

IN WITNESS WHEREOF, each of the undersigned parties has caused one of its duly authorized officers to execute this Administrative Agent Agreement in its corporate name, all as of the date first above written.

WASHINGTON MUTUAL BANK,
formerly known as WASHINGTON MUTUAL
BANK, FA

By:________________________

Name: John Berens

Title: Senior Vice President

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: Thomas G. Lehmann

Name: Thomas G. Lehmann

Title: President

EXHIBIT A

Administrative Agent Requirements

a. The Administrative Agent will provide a single point of contact to the investor community to assist with distribution, cash flow, and security related questions.

b. The Administrative Agent will provide a point of contact for the rating agencies seeking information on any Securities. In addition, the Administrative Agent will monitor the three major rating agencies' websites to identify changes in the ratings of any Securities. The Administrative Agent will notify Servicer of any changes.

c. The Administrative Agent will file monthly distribution reports on Form 8-K or Form 10-D, as applicable, with the Securities and Exchange Commission ("SEC") via the SEC's EDGAR system with respect to the Mortgage Loans and the Securities.

d. The Administrative Agent will post monthly distribution reports, loan level data and prospectuses on its website, www.wamumsc.com, with respect to the Mortgage Loans and the Securities.

e. The Administrative Agent will deliver a monthly distribution report to the applicable Trustee and provide all other monthly reporting to the applicable Trustee and other parties in accordance with the requirements of the each Pooling Agreement, based on the reports provided to the Administrative Agent by the Servicer.

f. The Administrative Agent will transfer funds (or instruct the Servicer to transfer funds) from the Investment Account to the applicable Certificate Account in order to cause accurate and timely monthly remittances to be made to the Trustee in accordance with the requirements of the applicable Pooling Agreement, from funds deposited by the Servicer or (in the case of payments received by the Administrative Agent from interim servicers) the Administrative Agent into the Investment Account.

g. The Administrative Agent will calculate the compensating interest payable by the Servicer to the applicable Trustee monthly in accordance with the requirements of each Pooling Agreement.

h. The Administrative Agent will prepare and deliver to the applicable Trustee any necessary revisions to a previously delivered monthly distribution report.

i. If the Servicer is the Tax Matters Person under a Pooling Agreement, the Administrative Agent will perform the REMIC tax administration and related duties of the Tax Matters Person, as agent for the Tax Matters Person; *provided, however,* that the Administrative Agent will not be obligated to pay any related taxes or penalties from its own funds.

j.   The Administrative Agent will provide the Servicer with copies of the monthly distribution reports and loan level reports with respect to the Mortgage Loans and the Securities by 12 PM Central Time two business days prior to the Distribution Date.

k.   The Administrative Agent will reconcile the Investment Account monthly in accordance with corporate standards and report each reconciliation to the Servicer.

l.   On a monthly basis, the Administrative Agent will identify each Mortgage Loan subject to a special servicing agreement, notify the Servicer and the special servicer of pending loan transfers and facilitate each loan transfer.

m.   The Administrative Agent will coordinate collateral release requests between the Servicer and the applicable Trustee or custodian.

n.   The Administrative Agent will track and age any seller's follow up Mortgage Loan documents and notify each seller of its obligation to deliver trailing documents to the applicable Trustee or custodian.

o.   The Administrative Agent will monitor and report to the Servicer on the performance of each applicable custodian.

p.   The Administrative Agent will supply the Servicer with a turn around report identifying any discrepancies between the monthly remittance forecasted by the Administrative Agent's servicing system and the Servicer's monthly reporting data two business days after the file for the monthly remittance is received from the Servicer.

q.   The Administrative Agent will perform consolidated reporting and payment processing with respect to all Mortgage Loans serviced by interim servicers. The Administrative Agent will collect from interim servicers payments with respect to Mortgage Loans serviced by interim servicers and deposit such payments into the Investment Account.

r.   For each month during which the servicing of a Mortgage Loan is transferred from an interim servicer to the Servicer, the Administrative Agent will bill the Servicer for the portion of the Administrative Agent Fee described in paragraph b of Exhibit B that is calculated with respect to such Mortgage Loan (in the event collections on that Mortgage Loan for that month are remitted by the interim servicer directly to the Servicer).

s.   The Administrative Agent will adjust system balances on the Administrative Agent's servicing system annually for loan level variances of $0.25 or less.

t.   The Administrative Agent will provide the Servicer any reasonable data, analysis or reporting requested the Servicer within two business days of request.

Servicer Requirements

a.   The Servicer will be responsible for any overdraft charges that may be incurred in the Investment Account.

b.   The Servicer will provide the Administrative Agent any reasonable data, analysis, or reporting requested by the Administrative Agent within two business days of request.

c.   Any shortfall in amounts required to be deposited into the applicable Certificate Account on a Distribution Date will be the responsibility of the Servicer. Upon notification by the Administrative Agent of any such shortfall, the Servicer will deposit the amount of such shortfall into the Investment Account by close of banking business day, two business days prior to the Distribution Date.

d.   The Servicer will provide the applicable Trustee or custodian an authorization acknowledgement to allow the Administrative Agent to request documents and reports on behalf of the Servicer.

e.   The Servicer will provide to the Administrative Agent complete and accurate loan reports (Adjusted S50Y) with respect to the Mortgage Loans on or before 3 PM Central Time on the 5th business day of the month via email excel file.

f.   The Servicer will respond to the Administrative Agent's turn around report (delivered pursuant to paragraph p under "Administrative Agent Requirements" in this Exhibit A) with instructions for any corrections to be made no later than the 12th calendar day of each month, or if the 12th calendar day is not a business day, the preceding business day.

g.   Transfers of funds into the Investment Account by the Servicer must agree to reported amounts (Adjusted S50Y), including changes made in response to the turn around report.

h.   The Servicer will transfer all funds on deposit in each Custodial Account for P&I (other than funds representing Mortgage Loan prepayments-in-full) to the Investment Account by 12 PM Central Time on the 18th calendar day of each month, or if the 18th calendar day is not a business day, the preceding business day.

i.   The Servicer will transfer the amount of each Mortgage Loan prepayment-in-full from the applicable Custodial Account for P&I to the Investment Account by the close of the second banking business day following the Servicer's receipt thereof.

j.   The Servicer will provide payoff reporting to the Administrative Agent within two business days of a Mortgage Loan prepayment-in-full, provided that if a prepayment-in-full occurs on the 14th, 15th, 16th or 17th calendar day of a month, the Servicer will provide payoff reporting by 12 PM Central Time on the following business day.

k.   The Servicer will notify the Administrative Agent of all Mortgage Loans in a foreclosure or REO status by the 5th business day of each month.

l.   On or before 3 PM Central Time on the 5th business day of each month, the Servicer will provide the Administrative Agent with a Loss Certification for each Mortgage Loan that was liquidated during the immediately preceding month.

EXHIBIT B

Administrative Agent's Fee

a.   The Administrative Agent will be entitled to be paid as a fee for its Services hereunder any earnings arising from the investment of Mortgage Loan funds in the Investment Account and the Certificate Account.

b.   With respect to each Mortgage Loan serviced by an interim servicer, the Administrative Agent will be entitled to be paid as an additional fee for its Services hereunder (a) the excess of (i) the Servicer's servicing fee with respect to such Mortgage Loan pursuant to the applicable Pooling Agreement over (ii) the interim servicer's fee with respect to such Mortgage Loan pursuant to the applicable agreement between the Servicer and such interim servicer and (b) the amount of all prepayment penalties paid with respect to such Mortgage Loan (provided that such prepayment penalties are not required to be paid to any class of certificates under the applicable Pooling Agreement). The Administrative Agent will be entitled to retain such additional fee from collections on Mortgage Loans remitted by the interim servicer to the Administrative Agent. In the event collections are remitted by the interim servicer directly to the Servicer, the Administrative Agent will be entitled to be paid such additional fee by the Servicer.

EXHIBIT C

WASHINGTON MUTUAL LOSS CERTIFICATION

WaMu Loan Number   LPI
Investor Loan Number   Sale
Investor Number   Conveyance
Investor Name
Mortgagor Name
Property Address
City & State

Ending Schedule Principal Balance

Sale Proceeds
MI Proceeds
Outbid Proceeds
WaMu Losses/ICO's $ -
Total Proceeds   **-**

Foreclosure/REO Expenses
Escrow Advances
Total Expenses   **-**

P & I Advances

**Total Advances Less
Proceeds** $ **-**

Escrow Credit
Miscellaneous Credits

Net Remittance $ **-**

Program Loss/(Gain)   **$**

Prepared by	I certify that the foregoing and all information
Asset Recovery	including any accompanying statements or
Phone Number	documents, is true, correct and complete to the
Date	best of my knowledge and belief.

LS Section Manager